

April 19, 2013

<u>Via E-mail</u>
Mark Sustana
General Counsel and Secretary
Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172

      Re: Lennar Corporation
              Form 10-K for Fiscal Year Ended November 30, 2012
              Filed January 29, 2013
              Definitive Proxy Statement on Schedule 14A
              Filed March 1, 2013
              Quarterly Report on Form 10-Q For the Period Ended February 28, 2013
              Filed April 9, 2013
              File No. 001-11749

Dear Mr. Sustana:

      We have reviewed the above-referenced filings and have the following comments.

<u>Form 10-K for Fiscal Year Ended November 30, 2012</u>

<u>17. Supplemental Financial Information, page 126</u>

1. We note your response to comment eight in our letter dated March 22, 2013. Please address the following comments concerning the misstatements you discuss in your response:
    - We note your statement on page 7 of your response letter under the Guarantor section that the Guarantor subsidiaries paid the Parent $319 million dividend in 2012. However, the amount you state on page 8 of your response letter that should be reflected under the Guarantor column in the financing cash flows section for the dividend payment is $374 million. We note similar inconsistencies with fiscal years 2011 and 2010.
    - We note your statement on page 7 of your response letter under the Guarantor section that the Guarantor subsidiaries received $55 million in dividend payments from the Non-Guarantor subsidiaries. However, you do not include the $55 million dividend payment in the dividends line item of the cash flow statement included in your 2012 Form 10-K or in the revised presentation on page 8 of your response letter.
    - Please provide us with an explanation for the "other adjustments identified" of $38.3 million. We note that this adjustment reduces the Parent's operating cash flows by 15% after taking into account the $494.2 million non-cash item, and increases the Guarantors' operating cash flows by 22.6% after taking into account the $460 million non-cash item,

$319 million dividend payment to the Parent, and $55 million dividend from the Non-Guarantor subsidiaries.

- Please provide us with an explanation for the non-cash items that should have been adjusted in the Parent and Guarantor subsidiaries' operating cash flows for fiscal year 2011. We note that this adjustment increases the Parent's operating cash flows by 76.4%, and decreases the Guarantor subsidiaries' operating cash flows by 154%.

2. Please address the following regarding the consolidating statements of cash flows and your response to prior comment eight:
- We note that you have determined that you have made a policy decision that all cash receipts (i.e., distributions) to the Parent from the Guarantor and Non-Guarantor subsidiaries are to be reflected as either a dividend (i.e., return on investment) or the return of investment in the cash flow statement. Please tell us the consequences of this accounting policy decision on your intercompany receivables and payables and on your investment in subsidiaries line items in the balance sheets. Specifically, please explain to us how you concluded that these are valid receivables and payables instead of capital transactions. Please also tell us how you reflected the dividend payments by the subsidiaries to the Parent in the balance sheets.
- We note your statement that the withdrawal by the subsidiaries from the centralized cash pool managed by the Parent would be reflected as a cash outflow from investing activities by the Parent. However, we note that you have included this activity as a financing activity for the Parent in the 2012 Form 10-K. Please address this potential contradiction between your statement on the appropriate accounting and how you presented the activity in the Parent stand-alone financial statement. Please refer to ASC 230-10-45-13(a) for guidance.
- Please provide us with an explanation for the line items, (Increase) decrease in receivables and Increase in Parent Company accounts payable, reflected in the operating cash flows reconciliation for fiscal year 2010. Please also provide us with the specific reference to ASC 230 that supports your classification.
- We continue to note that you have not presented dividend payments by the Guarantor and/or the Non-Guarantor subsidiaries in the financing cash flows section of the condensed consolidating statement of cash flows included in your first quarter of fiscal year 2013 Form 10-Q. Further, it does not appear as though you have made the error corrections you identified in your response letter for the first quarter of fiscal year 2013.

3. We note that your Non-Guarantor subsidiaries have cash and cash equivalents, restricted cash, and receivables, net of $22.3 million, $20.5 million, and $24.9 million as of February 28, 2013, November 30, 2012, and November 30, 2011, respectively. We also note from the consolidating statements of cash flows that the ending cash and cash equivalents balances for the Non-Guarantor subsidiaries are $134.1 million, $164.9 million, and $127.3 million as of February 28, 2013, November 30, 2012, and November 30, 2011, respectively. Please tell us the amount of restricted cash and receivables, net you have included in the balance sheet line item for each of these periods; how you determined your combined presentation complies with Article 10 of Regulation S-X; and how you determined negative balances should be

included in total assets rather than in total liabilities, including the authoritative literature that supports your presentation.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 13

4. We note your response to comment nine in our letter dated March 22, 2013. We disagree with your analysis that the amount of deferred compensation constitutes non-equity incentive compensation because "the deferred amount creates essentially the same incentive" as a stock investment. Since any amount deferred should be disclosed in the appropriate column for the fiscal year in which it was earned, we continue to believe that you should disclose the deferred cash portion of the directors' fees under "Fees Earned or Paid in Cash," and the deferred stock portion under "Stock Awards," in each case including footnote disclosure of the actual amount representing the deferred cash/stock portion of the directors' fees. The amounts representing any dividends paid with regard to the Class A common stock should be disclosed, as applicable, as "All Other Compensation" in accordance with Item 402(k)(2)(vii)(I) of Regulation S-K.

Quarterly Report on Form 10-Q For the Period Ended February 28, 2013

(1) Basis of Presentation, page 7

5. We note the disclosures you provided regarding your accounting policies for Rialto management fees revenue in response to comment six in our letter dated March 22, 2013. In future filings, please expand your disclosure to clarify when during the earnings process the contract terms are met and you recognize revenues for management fees, underwriting fees, due diligence fees, and liquidation fees. With respect to management fees, it is unclear if the contract terms are met when you receive the payment, when the fund or other vehicle is required to make the payment, or over the period in which you perform the services. Please also expand your disclosure to clarify how the amount of revenues recognized is determined. To the extent that the amount of revenue earned varies by type of product, please provide the disclosure for each material type of product. Please provide us with the disclosures you intend to include in future filings.

6. We note your statement that the amount of revenue can increase after meeting certain investment hurdles. In future filings, please disclose your accounting policy for recognizing incentive income/carried interest. Please ensure your policy distinguishes between incentive fees with and without claw back provisions. Please refer to the guidance in ASC 605-20-S99-1. Please also disclose the length of the performance periods (i.e., a quarter, one year, or life of the fund/investment product). Please disclose how you account for incentive income received prior to the performance period, if applicable. Please provide us with the disclosures you intend to include in future filings.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        David W. Bernstein, Esq.
        K&L Gates LLP